

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 4, 2022

E. Duane Alexander
Chief Executive Officer and President
Prime Harvest Inc.
1210 Olive St.
Ramona, California 92064

> **Re: Prime Harvest Inc.**
> **Draft Offering Statement on Form 1-A**
> **Filed March 2, 2022**
> **CIK No. 0001906624**

Dear Mr. Alexander:

This is to advise you that we do not intend to review your offering statement.

Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

Please contact Michael Davis at 202-551-4385 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Guy P. Lander, Esq.